SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                            Procom Technology Inc.
                               (Name of Issuer)

                         Common Stock, par value $.01
                        (Title of Class of Securities)

                                  74270W107
                                (CUSIP Number)

                                 May 31, 2001
            (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 14 Pages)
---------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74270W107             13G                    Page 2 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     BOWMAN CAPITAL FOUNDERS FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                633,900
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                633,900
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                633,900
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107             13G                    Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN EMPLOYEE FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,400
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,400
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,400
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107             13G                    Page 4 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL PERFORMANCE LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                635,300
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                635,300
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                635,300
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107             13G                    Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL MANAGEMENT LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                836,140
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                836,140
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                836,140
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IA,PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107             13G                    Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL ADVISOR, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                836,140
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                836,140
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                836,140
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107             13G                    Page 7 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Lawrence A. Bowman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER           -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,471,440
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,471,440
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,471,440
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74270W107                 13G                  Page 8 of 14 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Procom Technology Inc.(the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 58 Discovery, Irvine, CA 92618.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) Bowman Capital Founders Fund LP, a Delaware limited partnership ("Founders Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Bowman Employee Fund LP, a Delaware limited partnership ("Employee Fund" and together with Founders Fund, the "Partnerships"), with respect to shares of Common Stock directly owned by it;

            (iii) Bowman Capital Performance LLC, a Delaware limited liability company ("Performance"), which serves as the general partner to and has investment discretion over the securities held by each of the Partnerships, with respect to shares of Common Stock directly owned by each of the Partnerships;

            (iv) Bowman Capital Management LP, a Delaware limited liability partnership and a registered investment adviser under the laws of the state of California (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by Bowman Capital Founders Offshore Fund Cayman Limited, a Cayman Islands corporation ("Founders Offshore"), with respect to shares of Common Stock directly owned by Founders Offshore;

            (v) Bowman Capital Advisor, LLC, a Delaware limited liability company ("Advisor"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock directly owned by Founders Offshore; and

            (vi) Mr.Lawrence A. Bowman ("Mr. Bowman"), who serves as the sole managing member of Performance and Advisor, with respect to shares of Common Stock directly owned by each of the Partnerships and Founders Offshore.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 74270W107                 13G                  Page 9 of 14 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 1875 South Grant Street, Suite 600, San Mateo, CA 94402.

Item 2(c).     Citizenship:

     Performance, each of the Partnerships, the Investment Manager and Advisor are organized under the laws of the State of Delaware. Mr. Bowman is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.01 ("Common Stock")

Item 2(e).  CUSIP Number:

     74270W107

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 74270W107                 13G                 Page 10 of 14 Pages

Item 4.   Ownership.

     A. Bowman Capital Founders Fund LP
          (a) Amount beneficially owned:  633,900
          (b) Percent of class: 4.0% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 15,949,230 shares of Common Stock issued and outstanding on
              June 4, 2001, as provided by a Company representative.
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  633,900
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition:  633,900

     B. Bowman Employee Fund LP
          (a) Amount beneficially owned:  1,400
          (b) Percent of class:  0.0%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  1,400
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition:  1,400

     C. Bowman Capital Performance LLC
          (a) Amount beneficially owned:  635,300
          (b) Percent of class:  4.0%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  635,300
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition: 635,300

     D. Bowman Capital Management LP
          (a) Amount beneficially owned:  836,140
          (b) Percent of class:  5.2%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  836,140
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition: 836,140

     E. Bowman Capital Advisor, LLC
          (a) Amount beneficially owned:  836,140
          (b) Percent of class: 5.2%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  836,140
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition:  836,140

     F. Lawrence A. Bowman
          (a) Amount beneficially owned:  1,471,440
          (b) Percent of class: 9.2%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  -0-

CUSIP No. 74270W107                 13G                 Page 11 of 14 Pages

              (ii) Shared power to vote or direct the vote:  1,471,440
              (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition:  1,471,440

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Founders Offshore, a client of the Investment Manager, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13G. No single client holds more than five percent of the class of securities reported herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74270W107                 13G                   Page 12 of 14 Pages

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 11, 2001

                                  /s/ Thomas Pindelski
                                  -------------------------------------
                                  Thomas Pindelski, Attorney-In-Fact for
                                  Lawrence A. Bowman, as sole managing member
                                  of
                                  Bowman Capital Performance LLC, the general
                                  partner of each of
                                       Bowman Capital Founders Fund LP and
                                       Bowman Capital Employee Fund LP and
                                  as the sole managing member of
                                  Bowman Capital Advisor, LLC, the general
                                  partner of
                                       Bowman Capital Management LP, the
                                       investment manager to
                                            Bowman Capital Founders Offshore
                                            Fund Cayman Ltd.

CUSIP No. 74270W107                 13G                   Page 13 of 14 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  June 11, 2001

                                  /s/ Thomas Pindelski
                                  -------------------------------------
                                  Thomas Pindelski, Attorney-In-Fact for
                                  Lawrence A. Bowman, as sole managing member
                                  of
                                  Bowman Capital Performance LLC, the general
                                  partner of each of
                                       Bowman Capital Founders Fund LP and
                                       Bowman Capital Employee Fund LP and
                                  as the sole managing member of
                                  Bowman Capital Advisor, LLC, the general
                                  partner of
                                       Bowman Capital Management LP, the
                                       investment manager to
                                            Bowman Capital Founders Offshore
                                            Fund Cayman Ltd.

CUSIP No. 74270W107                 13G                   Page 14 of 14 Pages

                                 EXHIBIT 2

                           CONFIRMING STATEMENT


     This Statement confirms that the undersigned, Lawrence A. Bowman, has authorized and designated Thomas Pindelski to execute and file on the undersigned's behalf all Schedules 13G and 13D (including any amendments thereto) that the undersigned may be required to file with the U.S.
Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Procom Technology Inc. The authority of Thomas Pindelski under this Statement shall continue until the undersigned is no longer required to file Schedules 13G and 13D with regard to the ownership of or transaction in securities of Procom Technology Inc., unless earlier revoked in writing. The undersigned acknowledges that Thomas Pindelski is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

Dated:  June 11, 2001


                                  /s/ Lawrence A. Bowman
                                  -------------------------------------
                                  Lawrence A. Bowman